    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 9, 1998

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                            PMC INTERNATIONAL, INC.
                           (NAME OF SUBJECT COMPANY)

                               ----------------

                            PMC INTERNATIONAL, INC.
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         PREFERRED STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                           COMMON STOCK: 693437-40-2
                          PREFERRED STOCK: 693437-20-4
                    (CUSIP NUMBER OF CLASSES OF SECURITIES)

                               ----------------

                             MAUREEN E. DOBEL, ESQ.
                                GENERAL COUNSEL
                            PMC INTERNATIONAL, INC.
                          555 17TH STREET, 14TH FLOOR
                                DENVER, CO 80202
                                 (303) 292-1177
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
           AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF
                        OF THE PERSON FILING STATEMENT)

                               ----------------

                                WITH A COPY TO:
                            FRANCIS R. WHEELER, ESQ.
                            HOLME ROBERT & OWEN LLP
                        1700 LINCOLN STREET, SUITE 4100
                                DENVER, CO 80203

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

ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is PMC International, Inc., a Colorado corporation (the "Company"). The address of the principal executive offices of the Company is 555 17th Street, 14th Floor, Denver, Colorado 80202. The titles of the classes of equity securities to which this Statement relates are the shares of common stock, par value $.01 per share, of the Company, including issued and outstanding scrip (the "Common Shares") and the shares of Series A Preferred Stock, without par value, of the Company (the "Preferred Shares," and together with the Common Shares the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

  This Statement relates to a tender offer by ZACQ Corp., a Colorado corporation (the "Purchaser") and a wholly owned subsidiary of The Ziegler Companies, Inc., a Wisconsin corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated November 9, 1998 to purchase all outstanding Common Shares and Preferred Shares at a price of $0.60 per Common Share and $2.50 per Preferred Share, net to the seller in cash, without interest thereon upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 9, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger dated as of November 3, 1998 (the "Merger Agreement") among Parent, the Purchaser and the Company. The Merger Agreement provides that, among other things, as soon as practicable after the consummation of the Offer and satisfaction or, if permissible, waiver of the conditions to the merger, the Purchaser shall be merged with and into the Company (the "Merger"), the separate corporate existence of the Purchaser shall cease, and the Company shall continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit C-1 to this Statement and is incorporated herein by reference.

  According to the Offer to Purchase, the principal executive offices of the Purchaser and Parent are located at 215 North Main Street, West Bend, Wisconsin 53095.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  (b) Except as described herein, incorporated herein by reference, or described in the Information Statement attached hereto as Annex I and incorporated herein by reference, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates or (ii) the Purchaser or its executive officers, directors or affiliates.

  (i) Certain contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest between the Company or its affiliates and the Company or its executive officers, directors or affiliates.

OFFICER AND DIRECTOR OPTIONS

  Certain officers, directors and employees of the Company have been granted options to purchase Common Shares under the Company's stock option plans and otherwise. Pursuant to the plans and agreements applicable to the options, in the event of certain transactions like that resulting from the Offer and the Merger, upon written notice from the Company, all outstanding options vest and become fully exercisable up to the Effective Time of the Merger. At the Effective Time, all outstanding options and the related stock option plans immediately terminate and are of no further effect. The following officers and directors have been granted stock options (with the following respective exercise prices) by the Company: Mr. D. Porter Bibb (12,500 shares at $4.00 per share); Mr. J. W. Nevil Thomas (12,500 shares at $4.00 per share); Mr. Emmett
J. Daly (12,500 shares at $10.00 per share); Mr. Scott A. MacKillop (75,750 shares at $6.485 per share); Ms. Maureen E. Dobel (18,816 shares at $4.75 per share, 438 shares at $6.485 per share and 7,500 shares at $6.00 per share); and Mr. Stephen Ash (10,000 shares at $6.485 per share and 12,000 shares at $4.75 per share).

EMPLOYMENT AGREEMENT

  Mr. Scott MacKillop, the President of the Company, was a party to a two-year employment agreement dated September 23, 1997, with PMC Investment Services, Inc. ("PMCIS"), a wholly owned subsidiary of the Company, formerly known as ADAM Investment Services, Inc. PMCIS had the right to terminate the agreement at any time after the one-year anniversary of the date of the agreement by giving six months' prior written notice. The agreement provided for a minimum salary of $240,000, an annual bonus of up to $50,000, options to acquire 62,500 Common Shares at an exercise price of $6.485 per share (with such options expiring six years from the date of grant and vesting ratably 20% per year over a five-year period beginning September 24, 1998), and participation in the Company's other benefit plans. As a condition to Parent's agreeing to enter into the Merger Agreement, Mr. MacKillop agreed to terminate this agreement and to enter into an employment agreement with the Company, as described below.

  The foregoing summary of Mr. MacKillop's employment agreement with PMCIS does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit C-2 to this Statement and is incorporated herein by reference.

  On November 3, 1998, Mr. MacKillop and the Company entered into a one-year employment agreement. This agreement provides for a minimum salary of $240,000 that the Company may augment with performance-based increases as established in the Company's discretion, and participation in the Company's other benefit plans. In addition, the new employment agreement provides that if payment in full of the 1998 earn-out payment due under the PMCIS Acquisition Agreement (as defined below) is not paid in accordance with the PMCIS Acquisition Agreement, as amended as described below, then the Company will pay Mr. MacKillop $250,000 on the earlier of April 2, 1999 or two business days after the consummation of the Merger. Upon the effectiveness of this agreement, Mr. MacKillop's existing employment agreement with PMCIS (as described above) was terminated.

  The foregoing summary of Mr. MacKillop's employment agreement with the Company does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit C-3 to this Statement and is incorporated herein by reference.

CHANGE IN CONTROL SEVERANCE AGREEMENTS

  In May 1998, the Company entered into Change in Control Severance Agreements with Mr. MacKillop, Stephen M. Ash and Maureen E. Dobel (for purposes of their respective agreements, each the "Executive"). Each of these agreements provides that if a Change in Control (as defined in each such agreement) occurs, and before the two-year anniversary of the Change in Control or the Executive's 65th birthday, whichever comes first, (i) the Executive's employment is terminated by the Company or any of its subsidiaries (unless such termination is for cause or because Executive becomes permanently disabled and begins to receive disability benefits pursuant to the long-term disability plan in effect for, or applicable to, the Executive immediately prior to the Change in Control), or (ii) if the Executive terminates his or her employment with the Company or any of its subsidiaries for Good Reason (as defined in each such agreement), then Executive will be entitled to (x) a cash payment payable during each month of the Continuation Period (twenty-seven months following termination of employment for Messrs. MacKillop and Ash, and twelve months following termination of employment for Ms. Dobel) in an amount equal to 1/12 of the sum of the Executive's annual base salary and the average of the Executive's annual bonus over the preceding three fiscal years, (y) a lump-sum cash payment which the Company will pay within ten business days after the expiration of the Continuation Period equal to the Company matching contributions that would have been made under the Company's 401(k) savings plan(s) on the amounts described in the preceding clause (x) if the Executive had continued in employment and participated to the fullest extent under such plan(s), and (z) during the Continuation Period, the Company will arrange to provide the Executive with continued medical, group life, and dental benefits substantially similar, and subject to the same employee contribution requirement, to those that the Executive was receiving or entitled to receive immediately prior to the date his or her employment is terminated.

  In addition to the foregoing general terms, Mr. MacKillop's Change in Control Severance Agreement also provides that if a Change in Control occurs, then Mr. MacKillop may terminate his employment with the Company or any of its subsidiaries for any reason, or without reason, during the sixty-day period immediately following the first anniversary of a Change in Control giving rise to a right to severance compensation. Upon the effectiveness of the employment agreement entered into as of November 3, 1998 between the Company and Mr. MacKillop, Mr. MacKillop's Change in Control Severance Agreement was terminated.

  The foregoing summary of certain provisions of the Change in Control Severance Agreements between the Company, on the one hand, and each of Scott MacKillop, Stephen Ash and Maureen Dobel, on the other hand, does not purport to be complete and is qualified in its entirety by reference to such agreements, copies of which are filed as Exhibits C-4, C-5, and C-6, respectively, to this Statement and are incorporated herein by reference.

PMCIS ACQUISITION AGREEMENT

  The agreement providing for the acquisition of PMCIS by the Company, dated July 25, 1997 (the "PMCIS Acquisition Agreement"), provided that the Company would acquire all of the outstanding capital stock of PMCIS, of which approximately 9.8% was owned by Mr. MacKillop, for up to $9,000,000 in cash and up to $200,000 in Common Shares if certain conditions are met over time. In addition, the Company agreed to assume the normal operating liabilities of PMCIS at closing of the acquisition, estimated to be approximately $1,600,000. At the closing of the PMCIS transaction, the Company paid $5,000,000 in cash and agreed to make two earn-out payments on the first and second anniversary dates of the closing. The first earn-out payment (including interest thereon) is approximately $2,000,000, of which approximately $196,000 is to be paid to Mr. MacKillop. The second earn-out payment will be determined on the two-year anniversary of the closing of the PMCIS acquisition and will be equal to an amount of up to $2,000,000, of which approximately 9.8% is to be paid to Mr. MacKillop.

  An excerpt from pages 15-16 of the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997, as filed with the Securities and Exchange Commission (the "Commission") on March 31, 1998 and as amended on Forms 10-KSB/A filed with the Commission on July 1 and July 7, 1998, contains a summary of the PMCIS Acquisition Agreement. Such excerpt is filed as Exhibit C-7 to this Statement and the description of the PMCIS Acquisition Agreement contained therein is incorporated herein by reference.

  On November 3, 1998 the Company entered into the First Amendment to Stock Purchase Agreement modifying the payment terms of the first earn-out payment owed to the former PMCIS shareholders. Such payment was due in full on November 6, 1998 and under the modified terms is payable as follows: $500,000 is payable November 6, 1998; $500,000 is due on the earlier of January 6, 1999 or one business day after consummation of the Offer; and the balance (including interest accruing at 8.5% until November 6, 1998 and 12% thereafter) is due at the earlier of the Effective Time of the Merger or March 31, 1999. If the Company fails to make any of the foregoing payments and does not cure such nonpayment within 5 business days after receiving notice thereof, such nonpayment will constitute a default under the First Amendment to Stock Purchase Agreement, such First Amendment will become null and void, and the rights of the former PMCIS shareholders under the PMCIS Acquisition Agreement may be enforced to the full extent permitted thereunder.

  The foregoing summary of certain provisions of the First Amendment to Stock Purchase Agreement among the Company and the former shareholders of PMCIS does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit C-8 to this Statement and is incorporated herein by reference.

AGREEMENTS WITH C.R. "SONNY" TUCKER

  The Company has entered into a Consulting Agreement effective as of August 24, 1998 with C.R. "Sonny" Tucker, currently the acting Chief Executive Officer of the Company. Mr. Tucker's Consulting Agreement provides that Mr. Tucker will serve as a consultant performing as PMC's Interim Chief Executive Officer. The agreement also provides that Mr. Tucker will be indemnified for all acts taken as an officer of and consultant to the Company to the same extent as the Company's other officers and directors (consistent with the Company's Articles of Incorporation). Under Mr. Tucker's agreement, he is to be paid $28,350 per month, and may be paid a bonus from time to time at the sole discretion of the Company's Board of Directors. The initial term of Mr. Tucker's Consulting Agreement is two months commencing August 24, 1998, with the term to be extended for successive one-month periods unless either party gives timely written notice to the contrary to the other party.

  The Company has also entered into a Confidentiality/Nonsolicitation Agreement effective as of August 24, 1998 with Mr. Tucker, which provides that Mr. Tucker will not disclose or use for any purpose unrelated to his service to the Company any Confidential Information (as defined in such agreement) during the course of such service. The agreement also provides that, without the Company's prior written consent, during the term of the agreement and for 12 months thereafter Mr. Tucker will not (i) solicit or attempt to cause any employee, agent or contractor of the Company or any of its affiliates to terminate his or her consulting period, agency or contractor relationship, as applicable, with the Company or such affiliate, (ii) interfere or attempt to interfere with the relationship between the Company and its employees, contractors and agents,
(iii) solicit similar business that the Company or any of its affiliates offers from any customer or client served by the Company, or (iv) interfere or attempt to interfere with any transaction, agreement or business relationship in which the Company or any of its affiliates was involved.

  The foregoing summaries of certain provisions of Mr. Tucker's Consulting Agreement and Confidentiality/Nonsolicitation Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits C-9 and C-10, respectively, to this Statement and are incorporated herein by reference.

WARRANT PURCHASE AGREEMENTS

  The Company has entered into Warrant Purchase Agreements with certain of its officers, directors and affiliates of its directors, pursuant to which such officers, directors and affiliates of its directors have sold to the Company certain outstanding warrants to purchase Common Shares of the Company at a purchase price of $0.05 per warrant share. The aggregate number of Common Shares underlying the purchased warrants is 150,001. The current exercise price per warrant share ranges from $4.00 to $8.50. A form of Warrant Purchase Agreement is filed as Exhibit C-16 to this Statement and is incorporated herein by reference.

  (ii) Certain contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest between the Company or its affiliates and Parent, the Purchaser or their respective executive officers, directors or affiliates.

CONVERSION RIGHTS AND OPTIONS

  The Company has granted Parent certain rights and options to acquire Common Shares and Preferred Shares pursuant to the following instruments: (i) that certain Convertible Promissory Note issued by the Company to Parent in the principal amount of $500,000, dated October 15, 1998 (the "First Note"); (ii) that certain Credit Agreement by and between the Company and Parent, providing for revolving loans from Parent to the Company of up to an aggregate principal amount of $3.5 million, dated November 3, 1998 (the "Credit Agreement"), with all such loans under the Credit Agreement being evidenced by a single Note (the "Second Note"); (iii) that certain Stock Option Agreement by and between the Company and Parent, dated October 15, 1998 (the "Preferred Stock Option Agreement") and (iv) that certain Stock Option Agreement by and between the Company, dated November 3, 1998 (the "Common Stock Option Agreement" and together with the Preferred Stock Option Agreement, the "Stock Option Agreements").

  The instruments referenced in the preceding paragraph provide Parent with the following rights and options to acquire Common Shares and Preferred Shares: (i) pursuant to the First Note, the Company granted Parent the right to convert, at Parent's option, the then outstanding principal of the First Note at the time of conversion or such lesser amount as selected by Parent, in whole or in part, into Preferred Shares at $2.50 per Preferred Share (the "Preferred Conversion Rights"); (ii) pursuant to the Credit Agreement, the Company granted Parent the right to convert, at Parent's option, the then outstanding principal and accrued interest of the Second Note at the time of conversion or such lesser amount as selected by Parent, in whole or in part, into Common Shares at $0.60 per Common Share (the "Common Conversion Rights" and together with the Preferred Conversion Rights, the "Conversion Rights"); (iii) pursuant to the Preferred Stock Option Agreement, the Company granted Parent the option to purchase 111,818 Preferred Shares at a price of $2.50 per Preferred Share (the "Preferred Shares Option") and (iv) pursuant to the Common Stock Option Agreement the Company granted Parent the option to purchase 4.5 million Common Shares at a price of $0.60 per Common Share (the "Common Shares Option" and together with the Preferred Shares Option, the "Options"). Parent may exercise the Conversion Rights and the Options, in whole or in part, in order to meet the Minimum Condition (as defined in Annex I attached hereto).

  The above summary of certain provisions of the First Note, the Credit Agreement, the Preferred Stock Option Agreement and the Common Stock Option Agreement does not purport to be complete and is qualified in its entirety by reference to the First Note, the Credit Agreement, the Preferred Stock Option Agreement and the Common Stock Option Agreement, copies of which are filed as Exhibits C-11, C-12, C-13, and C-14, respectively, to this Statement and are incorporated herein by reference.

CREDIT AGREEMENT

  On November 3, 1998, the Company and Parent entered into the Credit Agreement pursuant to which Parent agreed to make, through March 31, 1999, revolving credit loans (the "Loans") to the Company in an aggregate principal amount of up to $3,500,000 at a variable rate of interest equal to the prime rate as published in the Wall Street Journal (Midwest Edition). All Loans are to be evidenced by the Second Note. The proceeds of the Loans are to be used solely to retire indebtedness under a bridge loan provided to the Company by Dundee Bancorp, Inc. in July 1998, to compensate investment managers, to pay legal and investment banking fees, to make earn-out payments under the PMCIS Acquisition Agreement, as amended, and for general working capital and general corporate purposes, including payment of aged payables. In connection with the Credit Agreement, the Company made certain standard representations and warranties and agreed to certain negative covenants, including limitations on: liens, indebtedness, investments, payments (including dividends and distributions), the disposition of assets, sales and leasebacks, loans, transactions with affiliates, guarantees, formation of subsidiaries and its ability to consolidate or merge with any other person. The Company also agreed to standard affirmative covenants, including: timely payment of the Loans, maintenance of its corporate existence, maintenance of licenses, timely reporting, timely payment of taxes, inspection of properties and records, compliance with laws and other agreements of the Company, where noncompliance with any covenant would have a Material Adverse Effect (as defined in the Credit Agreement). Parent has the standard remedies available to creditors in the event of any default under the Credit Agreement including acceleration and setoff. The Loans are secured by unlimited guarantees by three of the Company's subsidiaries (described below) and by the assets of the Company and three of its subsidiaries (described below).

  The foregoing summary of certain provisions of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the Credit Agreement, a copy of which is filed as Exhibit C-12 to this Statement and is incorporated herein by reference.

  In connection with the Credit Agreement, three subsidiaries of the Company, PMCIS, Portfolio Management Consultants, Inc. ("PMC") and Portfolio Technology Services, Inc. ("PTS") each agreed to guaranty the Company's Obligations (as defined in the Guarantees) to Parent of any kind, past, present or future, plus any costs of collection.

  The foregoing summary of certain provisions of the Guarantees does not purport to be complete and is qualified in its entirety by reference to the Guarantees, copies of which are filed as Exhibits C-17, C-18, and C-19 to this Statement and are incorporated herein by reference.

  In connection with the Credit Agreement, the Company, PMCIS, PMC and PTS (each, a "Debtor") each granted to Parent a security interest pursuant to a General Business Security Agreement (collectively, the "Security Agreements") in all tangible and intangible assets, now owned or hereafter acquired by each of them, wherever located, to secure all Obligations (as defined in the Security Agreements) of the Debtor. Under the Security Agreements, each Debtor made customary warranties and covenants. Upon an event of default or at any time Parent deems itself insecure, Parent has all customary rights of a secured party.

  The foregoing summary of certain provisions of the Security Agreements does not purport to be complete and is qualified in its entirety by reference to the Security Agreements, copies of which are filed as Exhibits C-20, C-21, C-22, and C-23 to this Statement and are incorporated herein by reference.

SHAREHOLDER TENDER AGREEMENTS

  Parent has entered into Shareholder Tender Agreements with all of the Company's directors and executive officers who own Shares, certain of the Company's employees and affiliates, and affiliates of certain directors of the Company, pursuant to which such officers, directors, employees and affiliates have agreed to tender their Common Shares in connection with the Offer. The aggregate number of Common Shares subject to these agreements is 262,277, or approximately 5.9% of the Common Shares outstanding on November 3, 1998.

  The foregoing summary of certain provisions of the Shareholder Tender Agreements does not purport to be complete and is qualified in its entirety by reference to the form of such agreements, a copy of which is filed as Exhibit C-15 to this Statement and is incorporated herein by reference.

THE MERGER AGREEMENT

  The following is a summary of certain provisions of the Merger Agreement. Such summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit C-1 to this Statement and is incorporated herein by reference. Capitalized terms not otherwise defined herein have the respective meanings ascribed to them in the Merger Agreement.

  The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that the Purchaser may in its sole discretion waive, in whole or in part, at any time or from time to time, any condition (other than the Minimum Condition, which may not be waived without the prior written consent of the Company), increase the price per Common Share and/or Preferred Share payable in the Offer or make any other changes in the terms and conditions of the Offer; provided that, unless previously approved by the Company in writing, no change may be made that decreases the price per Common Share or Preferred Share payable in the Offer, changes the form of consideration payable in the Offer, reduces the maximum number of Shares to be purchased in the Offer or imposes conditions to the Offer in addition to those set forth in the Merger Agreement and the Offer to Purchase. As of October 22, 1998, there were 4,446,828.5 Common Shares (including scrip) issued and outstanding, 138,182 Preferred Shares issued and outstanding, 943,290 Common Shares reserved for issuance for outstanding warrants and for outstanding options, including options under the Company's stock option plans (all of which warrants and options have exercise prices greater than $0.60 per Share), and, except for Conversion Rights and Options granted to the Purchaser, no other securities of the Company are outstanding or committed to be issued. Based on this information, and as a result of the expiration of certain options and the Company's repurchase of certain warrants (as described below) since October 22, 1998, and assuming the full exercise of the Conversion Rights and the Options, the Minimum Condition will be satisfied without the Purchaser acquiring any Common Shares or Preferred Shares in the Offer. Purchaser has agreed to use its best efforts to consummate the Offer, including, if necessary, exercise of the Conversion Rights and the Options.

  The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the Colorado Business Corporation Act (the "CBCA"), the Purchaser shall be merged with and into the Company at the Effective Time. Following the Merger, the separate corporate existence of the Purchaser shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of the Purchaser in accordance with the CBCA and the Merger Agreement. The Articles of Incorporation and the By-laws of the Company shall continue as the Articles of Incorporation and the By-laws of the Surviving Corporation, the directors of the Company shall continue as the directors of the Surviving Corporation, and the officers of the Company shall continue as the officers of the Surviving Corporation, in each case until their successors are chosen.

  Conversion of Securities. The Merger Agreement provides that, at the Effective Time, each Common Share and certificate for scrip issued and outstanding immediately prior thereto (other than Common Shares owned by Parent or any of its affiliates, including the Purchaser, and Common Shares held in the Company treasury, and any Dissenting Shares (as defined below) representing Common Shares) shall, by virtue of the Merger and without any action on the part of the Purchaser, the Company or the holders of the Common Shares, be converted into and represent the right to receive $0.60 per Common Share (or any higher price that may be paid for each Common Share pursuant to the Offer) in cash, without interest thereon (the "Common Share Offer Price").

  At the Effective Time, each Preferred Share issued and outstanding immediately prior thereto (other than Preferred Shares owned by Parent or any of its affiliates, including the Purchaser, and Preferred Shares held in the Company treasury, and any Dissenting Shares representing Preferred Shares) shall, by virtue of the Merger and without any action on the part of the Purchaser, the Company or the holders of the Preferred Shares, be converted into and represent the right to receive $2.50 per Preferred Share (or any higher price that may be paid for each Preferred Share pursuant to the Offer) in cash, without interest thereon (the "Preferred Share Offer Price").

  Each share of common stock of the Purchaser issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of the Purchaser, the Company or the holders of such shares, be converted into and shall thereafter evidence one validly issued and outstanding share of common stock of the Surviving Corporation.

  Dissenting Shares. Shares which are held by holders who have properly exercised dissenters rights with respect thereto in accordance with Article 113 of the CBCA will not be exchangeable for the right to receive an amount equal to the Common Share Offer Price or Preferred Share Offer Price, as appropriate, in cash, and instead holders of such Dissenting Shares will be entitled to receive payment for their shares under the CBCA, unless and until such holders have withdrawn or lost their right to dissent under the CBCA, in which case Shares held by such holders will be exchangeable for the right to receive the Common Share Offer Price or Preferred Share Offer Price, as appropriate, in cash.

  Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to the Purchaser, including, but not limited to, representations and warranties relating to: the Company's organization, qualification and capitalization; its authority to enter into the Merger Agreement and carry out related transactions; filings made by the Company with the Commission under the Securities Act of 1933, as amended, or the Exchange Act (including financial statements included in the documents filed by the Company under these Acts); required consents and approvals; compliance with applicable laws, the Company's intellectual property; litigation involving the Company; the Company's benefit plans; title to its assets; insurance coverage for the Company and its business; tax matters; Year 2000 compliance and the absence of certain changes or events which would have a Material Adverse Effect on the Company. "Material Adverse Effect" is defined as a material adverse change in the financial condition or results of operations of the Company and its subsidiaries taken as a whole, including without limitation information that a significant customer intends to cancel or substantially reduce its relationship with the Company and its subsidiaries, as determined by Parent in its reasonable discretion.

  The Purchaser and Parent have also made customary representations and warranties to the Company, including, but not limited to, representations and warranties relating to the Purchaser's and Parent's organization and qualification, authority to enter into the Merger Agreement, required consents and approvals and the availability of sufficient funds to consummate the Offer and the Merger.

  Covenants Relating to the Conduct of Business. Under the Merger Agreement, the Company has agreed that it will, and will cause its subsidiaries to, carry on their respective businesses in the usual and ordinary course of business. The Company has agreed that, except as contemplated by the Merger Agreement or as disclosed by the Company to Parent in a schedule to the Merger Agreement, prior to the Effective Time it shall not, and shall not permit any of its subsidiaries to, without the prior consent of Parent:

    (i) issue, sell, pledge or encumber, or authorize or propose the issuance, sale, pledge or encumbrance of (a) any shares of capital stock of any class (including Common Shares or Preferred Shares), or securities convertible into any such shares, or any rights, warrants or options to acquire any such shares or other convertible securities, or grant or accelerate any right to convert or exchange any securities of the Company or any of its subsidiaries for such shares, other than Common Shares issuable upon exercise of currently outstanding options, or (b) any other securities in respect of, in lieu of or in substitution for Common Shares or Preferred Shares outstanding on the date of the Merger Agreement;

    (ii) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including Common Shares or Preferred Shares) or declare any dividends on Common Shares or Preferred Shares;

    (iii) split, combine or reclassify any shares of its capital stock or declare or pay any dividend or distribution on any shares of capital stock of the Company;

    (iv) except pursuant to agreements or arrangements in effect on the date of the Merger Agreement which have been disclosed to Parent, authorize capital expenditures in excess of $50,000 in the aggregate, make any acquisition or disposition of a material amount of assets or securities, or, except for routine contracts with customers and clients consistent with past practices, enter into or amend or terminate any contract material to the business of the Company and its subsidiaries taken as a whole, or release or relinquish any contract rights or claims material to the business of the Company and its subsidiaries taken as a whole;

    (v) pledge or encumber any material assets of the Company except in the ordinary course of business;

    (vi) except for loans from Parent or the Purchaser, incur any long-term debt for borrowed money or short-term debt for borrowed money in an aggregate amount in excess of $10,000;

    (vii) propose or adopt any amendments to the Articles of Incorporation or By-Laws of the Company or any of its subsidiaries;

    (viii) adopt a plan of complete or partial liquidation or resolutions providing for the complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries;

    (ix) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except wholly owned subsidiaries of the Company in the ordinary course of business and consistent with past practice;

    (x) make any loans, advances or capital contributions to, or investments in, any other person (other than loans or advances to subsidiaries and loans or advances to employees in accordance with past practices);

    (xi) except as required by applicable laws, adopt or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, severance, termination, employment or other employee benefit plan, agreement, trust, fund, policy or other arrangement for the benefit or welfare of any registered representative, agent, employee or director or former employee or director or, except as required by applicable laws or in the ordinary course of business, increase the compensation or fringe benefits of any employee or pay any employee or pay any benefit not required by any existing plan, arrangement or agreement;

    (xii) make any tax election or settle or compromise any federal, state, local or foreign income tax liability, except in the ordinary course of business and consistent with past practice;

    (xiii) agree in writing or otherwise to take any of the foregoing actions; or

    (xiv) fail to comply in all material respects with all applicable laws.

  No Solicitation. The Merger Agreement provides that neither the Company nor any of its subsidiaries, nor any of their respective directors, officers, employees, representatives, agents or affiliates will directly or indirectly encourage, solicit, initiate or, except as is required in the exercise of fiduciary duties of the Company's directors and officers under applicable laws, upon advice of counsel to the Company, participate in any way in discussions or negotiations with, or knowingly provide any information to, any corporation, partnership, person or other entity or group (other than Parent or any of its affiliates or associates) concerning any merger, sale of substantially all the assets, sale of shares of capital stock or similar transactions involving the Company or any material subsidiary or division of the Company, provided, however, that nothing contained in the Merger Agreement will prohibit the Company or its Board of Directors from (i) taking and disclosing to the Company's shareholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act,
(ii) making such disclosure to the Company's shareholders which, in the judgment of the Board of Directors with the advice of counsel, may be required under applicable law or (iii) providing information to, or participating in discussions or negotiations with, any party that has actually made, and which the Board of Directors believes in good faith would be capable of effecting an acquisition of the Company on terms that are superior, from a financial point of view, to the Offer and the Merger if the Board of Directors in good faith believes, upon the written advice of counsel, that the failure to so disclose would constitute a breach of its fiduciary duty to the Company and its shareholders. The Merger Agreement requires the Company to promptly communicate to Parent if it is furnishing information to or engaging in negotiations with any third party with respect to the acquisition of the Company or any of its assets or subsidiaries.

  Preservation of Relationships and Obtaining Consents. Pursuant to the Merger Agreement, the Company has agreed that it will, and will cause its subsidiaries to, use their reasonable best efforts to: (i) preserve their business organizations intact; (ii) retain the services of their present officers and key employees; (iii) preserve the goodwill of suppliers, customers, creditors and others having material business relationships with them and (iv) obtain consents to the assignment of contracts under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"), required for the consummation of the transactions contemplated by the Merger Agreement.

  Warrants and Options. Warrants and options to purchase Common Shares are outstanding under stock option plans of the Company and pursuant to grants outside any formal plan (the "Company Stock Option Plans"). As of the date of the Merger Agreement, options for a total of 662,625 Common Shares (the "Company Stock Options") were outstanding under the Company Stock Option Plans and warrants for a total of 118,751 Common Shares (the "Warrants") were outstanding. The Merger Agreement provides that at the Effective Time each Company Stock Option will automatically terminate and be of no further force and effect whatsoever, and each Warrant will automatically be converted into the right to receive upon exercise thereof, in lieu of Common Shares issuable upon such exercise thereof immediately prior to the Effective Time, the Common Share Offer Price (subject to any applicable withholding taxes). All of the outstanding Company Stock Options and Warrants have exercise prices which exceed $0.60 per Common Share.

  Indemnification. Parent has agreed, from and after the Effective Time, to cause the Surviving Corporation to honor the performance of certain contracts, agreements and commitments of the Company and its subsidiaries, including those reflected in their respective Articles of Incorporation and Bylaws, which indemnify any officer or director of the Company and its subsidiaries against claims made against them arising from their service prior to the Effective Time. The Purchaser has also agreed that for six years from the date of the Merger Agreement the Articles of Incorporation and the By-laws of the Surviving Corporation will not be amended to reduce or limit the rights to indemnity currently afforded thereunder.

  Employee Benefits. The Merger Agreement provides that if any salaried or non-union hourly employee of the Company or any of its subsidiaries is or becomes a participant in any written employee benefit plan or program of Parent or any member of its controlled group within the meaning of Section 414(b) or (c) of the Code, such employee shall be credited under such plan or program with all service prior to the Effective Time with the Company and its subsidiaries (and any predecessor employer) to the extent credit was given by the Company and its subsidiaries for purposes of eligibility and vesting under such plan or program.

  Parent and the Purchaser have acknowledged in the Merger Agreement that consummation of the Offer will constitute a change of control of the Company (to the extent such concept is relevant) for purposes of certain employment, severance or benefit agreements and plans.

  Board Representation. The Merger Agreement provides that promptly upon the purchase by Parent or any of its affiliates of such number of Common Shares which, when added to the number of Common Shares owned by Parent and the Purchaser, represents at least two-thirds of the outstanding Common Shares, and from time to time thereafter, Parent shall be entitled to designate such number of members of the Board of Directors of the Company, rounded up to the next whole number, as will give Parent, subject to compliance with the provisions of Section 14(f) of the Exchange Act, representation on the Board of Directors of the Company equal to the product of (i) the total number of directors on such Board and (ii) the percentage that the aggregate number of Common Shares owned by Parent and its affiliates bears to the total number of outstanding Common Shares. In that case, the Company has agreed, through action of its Board of Directors, if necessary, and upon the request of Parent, to promptly increase the size of the Board of Directors of the Company and/or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to enable Parent's designees to be elected to the Board of Directors and to cause Parent's designees to be so elected. The Company's obligation under the Merger Agreement to appoint Parent's designees to the Board of Directors is subject to
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

  Conditions Precedent. The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions: (a) if required by applicable law, the Merger Agreement shall have been approved by the requisite vote of the holders of two-thirds of the outstanding Common Shares and two-thirds of the outstanding Preferred Shares, respectively; (b) no governmental entity or court of competent jurisdiction shall have enacted, promulgated, enforced or entered any statute, rule, regulation, executive order, decree or injunction which prohibits or restricts the consummation of the Merger; and (c) the Purchaser shall have accepted and paid for Shares tendered pursuant to the Offer, including satisfaction of the Minimum Condition (unless waived).

  Termination. The Merger Agreement provides that it may be terminated and the Merger contemplated thereby may be abandoned at any time notwithstanding approval thereof by the shareholders of the Company, but prior to the Effective
Time: (i) by mutual written consent duly authorized by the Boards of Directors of the Company (excluding any representative of Parent or an affiliate of Parent), Parent and the Purchaser; (ii) by either Parent or the Company if the Effective Time shall not have occurred on or before March 31, 1999; (iii) by either Parent or the Company if any court of competent jurisdiction in the United States or other United States governmental body shall have issued an order, decree or ruling, or taken any other action restraining, enjoining, or otherwise prohibiting the Merger and such order, decree, ruling or other action has become final and non-appealable; (iv) by the Purchaser, if (a) due to an occurrence or circumstance that would result in a failure to satisfy any of the conditions to the Purchaser's obligations set forth below under the paragraph captioned "Certain Conditions to the Purchaser's Obligations," the Purchaser shall have (1) failed to commence the Offer within 20 days following the date of the Merger Agreement, (2) terminated the Offer or the Offer shall have expired without the purchase of the Shares thereunder at any time after the latest date, if any, to which the Offer shall have been extended pursuant to the Merger Agreement or (3) failed to pay for Shares pursuant to the Offer by the 40th business day following such commencement, unless such failure to commence, termination or failure to pay for Shares shall have been caused by or resulted from the failure of the Purchaser or Parent to perform in any respect its material covenants and agreements contained in the Merger Agreement or the Offer; or (b) prior to the purchase of Shares pursuant to the Offer, the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Offer, the Merger Agreement or the Merger, or shall have recommended another offer, or shall have resolved to do any of the foregoing; provided, however, that Parent shall have no right to terminate the Merger Agreement and abandon the Merger if the Company withdraws or modifies its recommendation of the Offer, the Merger Agreement, or the Merger, by reason of taking and disclosing to the Company's shareholders a position contemplated by Rule 14e-2(a)(2) or (3) promulgated under the Exchange Act with respect to another proposal, and if within ten days of taking and disclosing to its shareholders the aforementioned position, the Company publicly reconfirms its recommendation of the Offer, the Merger Agreement and the Merger and takes and discloses to the Company's shareholders a recommendation to reject such other proposal as contemplated by Rule 14e-2(a)(1) promulgated under the Exchange Act; or (v) by the Company, if (a) due to an occurrence or circumstance that would result in a failure to satisfy any of the conditions set forth below in the paragraph captioned "Certain Conditions to the Purchaser's Obligations" or otherwise, the Purchaser shall have (1) failed to commence the Offer as provided in the Merger Agreement within 20 days following the date of the Merger Agreement, (2) terminated the Offer or the Offer shall have expired without the purchase of Shares thereunder at any time after the latest date, if any, to which the Offer shall have been extended in accordance with the terms of the Merger Agreement or (3) failed to pay for Shares pursuant to the Offer by the 40th business day following such commencement, unless such failure to commence, termination or failure to pay for Shares shall have been caused by or resulted from the occurrence or existence of the condition described below in paragraphs (iv) or (vii) of the paragraph captioned "Certain Conditions to the Purchaser's Obligations" or (b) prior to the purchase of Shares pursuant to the Offer, (1) a corporation, partnership, person or other entity or group shall have made a bona fide proposal that the Board of Directors of the Company believes, in good faith after consultation with its legal and financial advisors, is more favorable to the Company and its shareholders than the Offer and the Merger and (2) the Purchaser does not make, within ten days of the Purchaser receiving notice of such third party proposal, an offer which the Board of Directors believes, in good faith after consultation with its legal and financial advisors, is at least as favorable to the Company's shareholders as such third party proposal.

  Fees and Expenses. The Company has agreed in the Merger Agreement to pay the Purchaser the sum of $250,000 and all actual, documented out-of-pocket expenses relating to the Offer and the Merger in an amount up to $100,000 if the Merger Agreement or the transactions contemplated thereby are terminated or abandoned (unless at such time Parent or the Purchaser shall be in breach in any material respect of any of its obligations or representations and warranties thereunder) and prior to or contemporaneously with such termination or abandonment, any corporation, partnership, person, other entity or group (as defined in Section 13(d)(3) of the Exchange Act) other than Parent or any of its subsidiaries or affiliates, shall have acquired or beneficially owns (and failed to tender such Shares) (as defined in Rule 13d-3 promulgated under the Exchange Act) at least 33.34% of the then outstanding Common Shares.

  Except as provided in the preceding paragraph, the Merger Agreement provides that whether or not the Merger is consummated, each party thereto shall pay its own expenses incident to preparing for, entering into and carrying out the Merger Agreement and the consummation of the Offer and the Merger.

  Certain Conditions to the Purchaser's Obligations. Notwithstanding any other term of the Offer, the Purchaser will not be required to accept for payment, purchase or pay for, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) of the Exchange Act, any Shares tendered, and may terminate or, subject to the terms of the Merger Agreement, amend the Offer and may postpone the acceptance for payment of and payment for Shares, if
(i) on or before the time at which the Offer shall have expired, the number of Shares validly tendered and not withdrawn immediately prior to the expiration of the Offer shall not be sufficient to satisfy the Minimum Condition or (ii) at any time after November 3, 1998 and before the time of acceptance for payment for any such Shares any of the following conditions exists or shall occur and remain in effect and, in the reasonable judgment of Parent, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payments:

    (i) there shall have occurred (a) any general suspension of trading in, or limitation on prices for, securities on the American Stock Exchange, (b) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (c) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (d) any material limitation (whether or not mandatory) by any governmental authority on, or any other event which might materially and adversely affect, the extension of credit by lending institutions or (e) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

    (ii) there shall have been any statute, rule or regulation enacted, promulgated, entered or enforced or deemed applicable, or any decree, order or injunction entered or enforced by any government or governmental authority in the United States or by any court in the United States that
  (a) restrains or prohibits the making or consummation of the Offer or the consummation of the Merger, (b) prohibits or restricts the ownership or operation by Parent (or any of its affiliates or subsidiaries) of any portion of its or the Company's business or assets which is material to the business of all such entities taken as a whole or (c) imposes material limitations on the ability of the Purchaser effectively to acquire or to hold or to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by the Purchaser on all matters properly presented to the shareholders of the Company; provided, however, that the Purchaser and Parent shall have used their best efforts to have any such decree, order or injunction vacated or reversed, including, without limitation, by proffering their willingness to accept an order embodying any arrangement required to be made by the Purchaser or Parent pursuant to the Merger Agreement (and notwithstanding anything in this subsection (ii) to the contrary, no terms, conditions or provisions of an order embodying such an arrangement shall constitute a basis for Parent asserting nonfulfillment of the conditions contained in this subsection
  (ii)); or

    (iii) the Merger Agreement shall have been terminated in accordance with its terms; or

    (iv) the Company shall have breached or failed to perform any of its covenants or agreements which breach or failure to perform is material to the obligations of the Company under the Merger Agreement taken as a whole, or any of the representations and warranties of the Company set forth in the Merger Agreement shall not have been true in any respect which is material to the Company and its subsidiaries taken as a whole, in each case, when made, or a Material Adverse Effect (as defined in the Merger Agreement) has occurred, provided that the aggregate effect under this condition (iv) shall be in excess of $250,000; or

    (v) the Board of Directors of the Company shall have publicly withdrawn or modified in any material respect adverse to Parent its recommendation of the Offer; provided, however, Parent shall have no right to terminate the Offer or not accept for payment or pay for any Shares if the Company withdraws or modifies its recommendation of the Offer and the Merger, by reason of taking and disclosing to the Company's shareholders a position contemplated by Rule 14e-2(a)(2) or (3) promulgated under the Exchange Act with respect to another proposal, and if within ten days of taking and disclosing to its shareholders the aforementioned position, the Company publicly reconfirms its recommendation of the Offer and Merger and takes and discloses to the Company's shareholders a recommendation to reject such other proposal as contemplated by Rule 14e-2(a)(1) promulgated under the Exchange Act; or

    (vi) Parent and the Company shall have agreed that the Purchaser shall terminate the Offer; or

    (vii) the Company has not delivered to Parent consents conforming with the requirements of the Investment Advisers Act from investment advisers with assets under management with the Company representing in the aggregate at least 80% of the total assets under management by the Company as of October 1, 1998.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) Recommendation of the Board of Directors.

  At a special meeting held on October 26, 1998, the Board of Directors of the Company (the "Board") unanimously approved the Merger Agreement and the transactions contemplated thereby and unanimously determined that the Merger and the Offer are fair to, and in the best interest of, the Company and its shareholders. The Board unanimously recommends that holders of Shares tender their Shares pursuant to the Offer. A copy of a letter to the Company's shareholders communicating such approval and recommendation is filed as Exhibit A-1 to this Statement and is incorporated herein by reference.

  (b) Background of the Merger and the Offer.

  The Company provides investment management and consulting services to financial advisors which enable advisors to offer their clients a wide range of institutional quality investment programs. Through these programs, the Company offers financial advisors access to separately managed accounts, managed mutual fund portfolios, and other back-office and consulting services. These services are tailored for use by fee-based financial advisors who charge their clients based on a percentage of assets under management.

  The number of fee-based advisors has grown rapidly in recent years and the demand for services like those offered by the Company has also grown. The Company has benefited from this growth, increasing both its assets under management and its revenues significantly in recent years. As the market for the Company's services grew, competition within this segment of the financial services industry also increased.

  To address the opportunities in this market, the Company pursued a strategy designed to expand its services to financial advisors, increase assets under management, and improve operating efficiency. That strategy included the following actions. First, the Company invested heavily in the development of its own proprietary portfolio accounting system. Second, it expended significant resources developing a mutual fund investment program that featured sophisticated software designed to help advisors market the program to clients. Third, the Company pursued and obtained a number of institutional relationships that were aggressively priced and called for a high degree of customization and software development. Finally, in September 1997, it acquired PMCIS (formerly, ADAM Investment Services, Inc.), a provider of mutual fund portfolio management services, for a price of up to $9 million.

  The Company encountered difficulties in implementing the strategy described above. The Company's efforts to develop a proprietary portfolio accounting system were only partially successful and failed to produce many of the intended benefits. This failure resulted in the loss of at least one major institutional relationship, and caused significant disruption to the Company's operations. The Company's efforts to develop its own mutual fund program were costly and did not generate the interest among financial advisors or produce the revenues anticipated by the Company. Many of the Company's large institutional relationships proved unprofitable and diverted resources from the Company's core business. All of these difficulties slowed the Company's efforts to integrate the PMCIS business with the Company's operations to such a degree that the Company failed to realize many of the expected benefits of that acquisition.

  Because of those difficulties, in March 1998, the Board retained Putnam, Lovell, de Guardiola and Thornton, Inc. ("Putnam Lovell"), to advise the Company with respect to a possible sale of the Company or identification of a strategic investor. The Board and the Company's management offered the names of a number of possible purchasers and investors and Putnam Lovell generated its own list. The Company's management and the Board contacted certain prospects, while Putnam Lovell contacted others. Over 50 firms were approached. Approximately 25 firms signed confidentiality agreements and requested a confidential information memorandum describing the Company's business.

  Through this process the Company received two formal offers, one from a bank for the acquisition of the entire company, and one from Dundee Bancorp Inc. ("Dundee") to purchase a 51% equity interest. The Board considered both offers, taking into account the Company's financial condition and strategic objectives. Based on its review of both offers, the Board determined to hold negotiations with Dundee and on July 7, 1998, entered into a letter of intent with Dundee (the "Dundee Letter of Intent") whereby Dundee would make an equity investment of $24 million in the Company. Dundee also provided a $1.5 million bridge loan to the Company.

  On August 10, 1998, the Dundee Letter of Intent was terminated based on Dundee's stated belief that the Company would not provide the strategic business advantages that Dundee had originally hoped to achieve through its investment in the Company. Prior to the announcement of the termination of the Dundee Letter of Intent, the Company's common stock was trading in the range of 2 7/8 to 3 3/8. Upon announcement of the termination, on August 10, 1998, the trading price of the Company's common stock declined to a low of 1/16.

  Following termination of the Dundee Letter of Intent, the Company immediately began an effort to identify a new investor or purchaser for the Company. Members of the Board and the Company's management, and representatives of Putnam Lovell contacted companies that had previously expressed an interest in the Company, as well as companies not previously contacted. Approximately 20 firms were approached. The Company's management met in person with ten companies to discuss a possible investment and the Board spoke by telephone with three of them. Seven companies submitted investment proposals for consideration by the Company, two of which were subsequently withdrawn. Notwithstanding these proposals, the Company did not enter into any letter of intent or other agreement providing for the acquisition of the Company or an investment therein with any other party between the time the Dundee Letter of Intent was terminated and the Letter of Intent with Parent was signed.

  On August 24, 1998, the Board accepted the resignation of Kenneth S. Phillips, the Company's founder, CEO and President. On that date the Board appointed C.R. "Sonny" Tucker as the Company's acting CEO and Scott A. MacKillop as the Company's President. Mr. Tucker had been serving as a consultant to the Company on certain organizational and operational issues. Mr. MacKillop had served as the Company's Chief Operating Officer, President of its PMCIS subsidiary, and a member of the Board.

  From August 7 through September 25, 1998, the Board met eight times and considered and evaluated (i) the Company's financial condition and the Board's responsibilities to creditors, shareholders, and clients, (ii) the scope of the effort to seek an investor for the Company, (iii) the specific discussions that management and members of the Board were having with potential investors, (iv) the relative merits of the proposals that were received, and (v) the probability of timely completing a transaction.

  On September 2, 1998, the Board retained Value Investing Partners, Inc. ("Value Investing") to advise the Company on issues relating to a potential sale, solicit potential strategic investors, manage the process of receiving, qualifying and accepting offers, and to render an opinion as to the fairness of the consideration to be paid by any strategic investor in the Company. Kevin R. Greene, Chairman and Chief Executive Officer of Value Investing, met on numerous occasions with members of the Board and the Company's management to become familiar with the Company's history, operations, financial condition, and prospects for the future. Mr. Greene provided the Board with guidance at meetings held on September 16 and 17, September 22, and September 25, 1998.

  On September 9, 1998, Richard Glaisner, an executive officer of one of Parent's subsidiaries, contacted Mr. Tucker to express Parent's possible interest in an investment in the Company. On September 10, 1998, before the Company had disclosed any confidential information to Parent or any of its employees or affiliates, the Company and Parent entered into a confidentiality agreement concerning information provided as due diligence material by the Company.

  During the week of September 14, 1998, Parent and the Company, through Mr. Glaisner and Mr. Tucker, discussed various business combinations, including a possible transaction structured as a joint venture or the sale of substantially all of the Company's assets to Parent, which Mr. Tucker declined. Mr. Glaisner and Mr. Tucker then discussed a transaction whereby Parent would purchase a majority of common stock directly from the Company and have the right to nominate a majority of the Board.

  In addition to Mr. Glaisner, Dennis Wallestad (Senior Vice President and Chief Financial Officer of Parent), and Peter Ziegler (President and Chief Executive Officer of Parent) discussed these arrangements with the Company during the week of September 21, 1998.

  On September 25, 1998, after thorough review of the Company's situation and options, the Board authorized the Company's management to execute a Letter of Intent with Parent. Under the original Letter of Intent: Parent would make an equity investment of $3,375,000 and would receive an option to purchase an equivalent amount of Common Shares at $0.75 per Share; Parent would provide the Company with $5,000,000 in credit under a facility convertible into Common Shares at $0.75 per Share and would receive an option to purchase Common Shares at $0.75 per Share in the amount of any credit in excess of $3,375,000 extended under the facility; and Parent would make an immediate loan of $500,000 under the facility. In authorizing the original Letter of Intent, the Board considered a number of factors with respect to each outstanding offer, including the following: (i) the financial terms and conditions of each offer,
(ii) whether the offer related to an investment in the entire Company including its subsidiaries or only the purchase of a single subsidiary, (iii) the anticipated time until conclusion of a transaction, and (iv) the stated contingencies relating to financing and other matters that affected the likelihood that a transaction would ultimately be concluded.

  During the week of September 28, 1998, Mr. Wallestad conducted a more detailed due diligence analysis of the Company and met with the Company's officers. Similarly, representatives of Parent forwarded a lengthy due diligence request to the Company on September 28, 1998 and S. Charles O'Meara (Senior Vice President and General Counsel of Parent) and other representatives of Parent visited the Company's headquarters and conducted additional due diligence on October 1 and 2, 1998.

  On October 5, 1998, the Company executed a confidentiality agreement with respect to due diligence materials provided by Parent to the Company pursuant to a due diligence request from the Company.

  During the week of October 5, 1998, Parent discussed with Mr. Tucker, Ms. Dobel, and Mr. MacKillop the terms of the $500,000 First Note and revised terms of the proposed acquisition. Specifically, Parent proposed undertaking a tender offer for all of the Company's shares at $.60 per Common Share and $2.50 per Preferred Share and entering into a $3,500,000 credit facility.

  On October 6 and 7, 1998, Mr. Tucker, Mr. MacKillop and Emmett Daly, a member of the Board, met with officers to Parent to discuss the possible terms of the proposed transaction and to conduct due diligence on Parent.

  On October 7, 1998, Mr. Tucker, Mr. MacKillop and Mr. Daly visited with representatives of Parent's management at the offices of GS/2/ Securities, Inc., a subsidiary of Parent ("GS/2/"), located in Milwaukee, Wisconsin. The purpose of the visit was to learn more about Parent and continue negotiations regarding the transaction. Representatives of Parent present at this meeting included, at various times, Messrs. Ziegler, Glaisner and Wallestad, and Richard Schilffarth, an officer of GS/2/. During those meetings, Parent informed the Company that it was not willing to proceed under the terms of the Letter of Intent because such terms would not accomplish Parent's objectives. As a result, the per share price and structure of the transaction were renegotiated.

  On October 12, 1998, the Board met again to review the Company's financial condition and to evaluate proposed changes to the Letter of Intent and structure of the transaction. In lieu of the equity investment by Parent, the transaction had been restructured as a cash tender offer to existing shareholders at $0.60 per Common Share and $2.50 per Preferred Share to be followed by a cash merger. In lieu of the $5,000,000 convertible credit facility with an option, Parent would make available a $3,500,000 credit facility convertible into Common Shares at $0.60 per Share and would receive an option to purchase 4,500,000 Common Shares at $0.60 per Share. Parent would loan the Company an additional $500,000 immediately under a note convertible into Preferred Shares at $2.50 per Share and would receive an option to purchase 111,818 Preferred Shares at $2.50 per Share. The Board considered the Company's circumstances, the impact of the changes on timeliness and likelihood of completing the transaction, and the benefits to creditors, shareholders and clients. The Board authorized going forward with negotiation on the revised terms.

  On October 14, 1998, upon agreement by the parties to revised terms reflected in the revised Letter of Intent, the Board, by written consent, approved the First Note and the Preferred Stock Option Agreement.

  On October 15, 1998, Parent loaned the Company $500,000 pursuant to the First Note. The First Note is repayable by December 31, 1998, bears interest at a variable rate equal to the prime rate as published in the Wall Street Journal (Midwest Edition), and is convertible into Preferred Shares at the rate of $2.50 per Share upon election by Parent. This summary of the First Note does not purport to be complete and is qualified in its entirety by reference to the First Note, a copy of which is filed as Exhibit C-11 to this Statement and is incorporated herein by reference.

  Also on October 15, 1998, and as a condition required by Parent before it would agree to loan the Company the $500,000 pursuant to the First Note, the Company and Parent entered into the Preferred Stock Option Agreement, pursuant to which the Company granted Parent the option to purchase 111,818 Preferred Shares at a price of $2.50 per Preferred Share. This summary of the Preferred Stock Option Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit C-13 to this Statement and is incorporated herein by reference. These Preferred Shares, together with those that may be acquired upon conversion of the First Note, would equal upon exercise and conversion an aggregate of 311,818 Preferred Shares, or approximately 69% of the then outstanding Preferred Shares. This would be an amount sufficient to approve on behalf of the holders of the Preferred Shares any amendment to the provisions of the Company's Articles of Incorporation applicable to the Preferred Shares and sufficient to approve the Merger on behalf of the holders of the Preferred Shares. The $2.50 per Share conversion price under the First Note, and exercise price under the Preferred Stock Option Agreement, is equal to the liquidation preference of the Preferred Shares.

  After October 15, members of the Company's management continued to negotiate with members of Parent's management, especially with respect to the basis upon which the Offer would proceed and the Merger would be consummated and with respect to the priority of payment of certain of the Company's creditors, in particular Dundee.

  On October 21 and 22, 1998, members of the Company's management met with Mr. Glaisner and Mr. Wallestad to continue discussions about the transaction and the Company's financial condition and operations.

  On October 26, 1998, the Board held a meeting at which Value Investing delivered its opinion that, as of such date, the consideration to be received by the Company's shareholders pursuant to the Offer and the Merger is fair to the shareholders from a financial point of view. In connection with the issuance of its opinion, Value Investing also gave a presentation to the Board with respect to the proposed Offer and Merger, explaining the factors it had considered in arriving at the conclusions set forth in its opinion. After due consideration (i) of the factors and process described above, (ii) of the Company's financial condition, including the Company's cash and cash equivalents of approximately $300,000, its accounts payable of approximately $3,000,000, and its ongoing monthly negative cash flow, (iii) of the fact that no other party of which the Board was aware would be willing and able to provide financing to the Company as readily as Parent, and (iv) of the limited trading volume of the market for the Common Shares and its effect on shareholder attempts to sell Common Shares (recognizing that the trading price of the Common Shares had recently exceeded the price to be paid for the Common Shares in the Offer), and after thoroughly examining the transactions with respect to the Company's creditors, shareholders, and clients, the Board unanimously approved the Offer, the Merger and the other transactions with Parent.

  On October 28, 1998, the Board met again to consider the Company's financial condition and to evaluate that status of and proposed changes to the transactions with Parent, including the proposed termination of Mr. MacKillop's employment agreement with PMCIS and his Change in Control Severance Agreement with the Company and execution of a new employment agreement between Mr. MacKillop and the Company. The Board considered the Company's circumstances, the impact of the changes on timeliness and likelihood of completing the transactions, and the benefits to the Company's creditors, shareholders and clients. The Board authorized going forward with the transactions as thus modified. The Board also considered and approved, without Mr. MacKillop's participation, the termination and execution of the agreements with Mr. MacKillop, as described above.

  On November 3, 1998, the Merger Agreement was finalized and signed. On November 3, 1998, the Company and Parent issued a joint press release publicly announcing the transaction. A copy of the press release is filed as Exhibit A-2 to this Statement and incorporated herein by reference.

  On November 5, 1998, the Company received a letter from the Commission requesting that the Company's two investment adviser subsidiaries, PMC and PMCIS, respond to certain possible deficiencies noted in the letter. Among other matters, the letter inquired as to the financial condition of the Company and its subsidiaries and their ability to meet their contractual commitments to clients as a result of such condition. Parent has advised the Company that, on or after consummation of the Merger, it is prepared to devote sufficient financial resources to the Company and its subsidiaries so that they can meet their respective contractual commitments referred to above.

                                 *  *  *  *  *

  The Purchaser commenced the Offer on November 9, 1998.

  Reasons for the Recommendation of the Company's Board of Directors.

  In light of the Board's review of the Company's competitive and financial position, recent operating results and prospects, the Board determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its shareholders. In making such recommendation and in approving the Merger Agreement and the transactions contemplated thereby, the Board considered a number of factors, including, but not limited to, the following:

    (i) the terms and conditions of the Merger Agreement;

    (ii) the views expressed by management of the Company (at the Board meetings on September 9, 16, 17, 22, 25, and October 12, 26 and 28, 1998 and at several previous Board meetings) regarding the financial condition, results of operations, business and prospects of the Company, including the prospects of the Company if the Company were to remain independent;

    (iii) the fact that Parent had already provided financing to the Company pursuant to the First Note, which had assisted the Company in continuing its operations and meeting its obligations and in exchange for which the Company had been obligated to grant the conversion rights under the First Note and to enter into the Preferred Stock Option Agreement with Parent, thus foreclosing certain other alternative, albeit less immediately promising, possible avenues of financing for the Company, and the views expressed by management and the Board's conclusion that it was not aware of any other party that would be willing and able to provide financing to the Company as readily as Parent and that it was not likely that any other party would consider a transaction that was more favorable to the Company and its shareholders;

    (iv) the presentation of Value Investing at the September 22 and 25, 1998 Board meetings and the presentation and opinion of Value Investing delivered to the Board at its October 26, 1998 meeting to the effect that, as of such date and based upon and subject to certain matters stated in such financial presentation and opinion, the cash consideration of $0.60 per Common Share and $2.50 per Preferred Share to be received by holders of Common Shares and Preferred Shares, respectively, in the Offer and the Merger, taken together, was fair, from a financial point of view, to such holders. Value Investing's opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by holders of Shares. It was not intended to constitute, and does not constitute, a recommendation as to whether any shareholder should tender Shares pursuant to the Offer. A copy of the Value Investing opinion is filed as Exhibit A-3 to this Statement and is incorporated herein by reference. SHAREHOLDERS ARE URGED TO READ THE VALUE INVESTING OPINION CAREFULLY AND IN ITS ENTIRETY;

    (v) the fact that the Merger Agreement permits the Board, in the exercise of its fiduciary duties, to furnish nonpublic information and data, and enter into discussions and negotiations, in connection with an unsolicited acquisition proposal and recommend an unsolicited acquisition proposal to the Company's shareholders;

    (vi) the fact that the Merger Agreement permits the Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of an alternative acquisition proposal; even though upon such termination, if an individual or entity other than Parent or any of its subsidiaries or affiliates has obtained at least 33.34% of the then outstanding Common Shares, the Company will be required to pay Parent a fee of $250,000 and all actual, documented out-of-pocket expenses relating to the Offer and the Merger in an amount up to $100,000; and

    (vii) the fact that the transactions contemplated by the Merger Agreement provide for an all cash payment to shareholders, with no financing condition.

  The Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

  With respect to the Board's exercise of its fiduciary obligations, while the Board retained the ability to terminate the Merger Agreement in favor of an alternative acquisition proposal it recognized that Parent's ability to acquire Shares pursuant to the Conversion Rights under the First Note and the Second Note and the Options under the Stock Option Agreements would give Parent the ability to acquire more than two-thirds of each class of Shares and therefore the ability to effect the Merger after completion of the Offer even if no Shares were tendered by the existing shareholders of the Company. However, the Board recognized Parent's insistence that the Offer and the Merger as Parent had proposed them would be the only basis upon which Parent would proceed with the loan under the First Note and the Offer.

  The Board also considered that in the past, due to the limited trading volume of the market for the Common Shares, shareholder attempts to sell significant numbers of Common Shares often resulted in a decline in price. Moreover, the Board recognized that given the Company's condition, the trading price of the Shares may have exceeded their underlying value. Therefore, even though the Offer price of $0.60 per Common Share is lower than the price at which the Common Shares were traded prior to the public announcement of the Offer, the Board considered that tendering in the Offer would provide an opportunity for the Company's shareholders to receive the cash consideration to be paid in the Offer without facing a decline in price.

  It is expected that, if the Shares are not purchased by Parent in accordance with the terms of the Offer or if the Merger is not consummated, the Company's current management, under the general direction of the Board, will seek to manage the Company as an ongoing business. However, there can be no assurance that the Company would be able to continue to operate as a going business without additional financing.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The Company has retained Value Investing as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Value Investing's engagement, the Company has agreed to pay Value Investing for its services $75,000 for the delivery of its opinion as to the fairness of the consideration to be received by the Company's shareholders pursuant to the Offer and an additional $75,000 upon the Company's receipt of funding under the Credit Agreement. The Company also has agreed to reimburse Value Investing for out-of-pocket expenses, including reasonable legal fees and expenses, up to a maximum amount of $25,000, and to indemnify Value Investing and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Value Investing's engagement.

  Except as described in the preceding paragraph, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the Company's shareholders concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) On August 24, 1998, the Company concluded negotiations with Kenneth S. Phillips concerning the termination of his employment and accepted his resignation as President, Chief Executive Officer and Director of the Company and from all officer and director positions with the Company's subsidiaries. In connection with these events, the Company entered into a separation agreement with Mr. Phillips whereby, among other things, the Company re-acquired 410,961 Common Shares in the name of KP3, LLC (a Colorado limited liability company controlled by Mr. Phillips) that had been pledged as collateral to secure a loan to KP3, LLC.

  On September 15, 1998, pursuant to an election made by Maureen E. Dobel on October 1, 1997, the Company's 401(k) savings plan purchased, for the benefit of Ms. Dobel, 1,015 Common Shares at a purchase price of $0.19 per Share.

  Except as set forth above, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any current executive officer, director, affiliate or subsidiary of the Company.

  (b) Except as declared under the signed Shareholder Tender Agreements, pursuant to which all of the Company's executive officers and directors who hold Shares have agreed to tender such Shares to the Purchaser in connection with the Offer, the Company has no knowledge as to whether its affiliates presently intend to tender their Shares to the Purchaser in connection with the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth above, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as set forth below, and described in Item 3, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  The Information Statement attached hereto as Annex I is being furnished in connection with the contemplated designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's shareholders following the purchase by the Purchaser of the number of Shares pursuant to the Offer necessary to satisfy the Minimum Condition.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit A-1 Letter to shareholders of the Company, dated November 9, 1998.*
 Exhibit A-2 Joint press release of Parent and the Company, dated November 3,
             1998, publicly announcing the Offer and the proposed Merger.

Exhibit A-3  Opinion of Value Investing Partners, Inc., dated October 26, 1998.*
Exhibit C-1  Agreement and Plan of Merger, dated November 3, 1998, among Parent, the Purchaser, and the Company.
Exhibit C-2  Employment Agreement, dated September 23, 1997, between PMCIS (fka ADAM Investment Services, Inc.)
             and Scott A. MacKillop.
Exhibit C-3  Employment Agreement, dated November 3, 1998, between the Company and Scott A. MacKillop.
Exhibit C-4  Change in Control Severance Agreement, dated May 15, 1998, between the Company and Scott A.
             MacKillop.
Exhibit C-5  Change in Control Severance Agreement, dated May 15, 1998, between the Company and Stephen M. Ash.
Exhibit C-6  Change in Control Severance Agreement, dated May 21, 1998, between the Company and Maureen E. Dobel.
Exhibit C-7  Excerpt from pages 15-16 of the Company's Annual Report on Form 10-KSB for the fiscal year ended
             December 31, 1997, as filed with the Commission on March 31, 1998 and as amended on Forms 10-KSB/A filed with the Commission on July 1 and July 7, 1998, which contains a summary description of the
             Stock Purchase Agreement, dated as of July 25, 1997, pursuant to which the Company acquired PMCIS
             (fka ADAM Investment Services, Inc.).
Exhibit C-8  First Amendment to Stock Purchase Agreement, dated as of November 3, 1998, among the Company and the former PMCIS Shareholders.
Exhibit C-9  Consulting Agreement, effective as of August 24, 1998, between the Company and C.R. "Sonny" Tucker.
Exhibit C-   Confidentiality/Nonsolicitation Agreement, effective as of August 24, 1998, between the Company and
 10          C.R. "Sonny" Tucker.
Exhibit C-   Convertible Promissory Note, dated October 15, 1998, under which the Company promises to pay
 11          $500,000 to the order of Parent.
Exhibit C-   Credit Agreement, dated November 3, 1998, between Parent and the Company.
 12
Exhibit C-   Stock Option Agreement, dated as of October 15, 1998, between Parent and the Company with respect to
 13          Preferred Shares.
Exhibit C-   Stock Option Agreement, dated as of November 3, 1998, between Parent and the Company with respect to
 14          Common Shares.
Exhibit C-   Form of Shareholder Tender Agreement between Parent and certain officers, directors, affiliates of
 15          the Company (including list of parties executing such agreements and the applicable number of Common
             Shares).
Exhibit C-   Form of Warrant Purchase Agreement between the Company and certain warrant holders (including list
 16          of parties executing such agreements and the applicable number of warrants).
Exhibit C-   Guaranty, dated October 15, 1998, by PMCIS.
 17
Exhibit C-   Guaranty, dated October 15, 1998, by PTS.
 18
Exhibit C-   Guaranty, dated October 15, 1998, by PMC.
 19
Exhibit C-   General Business Security Agreement, dated October 15, 1998, by the Company.
 20
Exhibit C-   General Business Security Agreement, dated October 15, 1998, by PMCIS.
 21
Exhibit C-   General Business Security Agreement, dated October 15, 1998, by PTS.
 22
Exhibit C-   General Business Security Agreement, dated October 15, 1998, by PMC.
 23

--------
   *Included with Schedule 14D-9 mailed to shareholders of the Company.

                                   SIGNATURE

  AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          PMC International, Inc.

                                                  /s/ Scott A. MacKillop
                                          By: _________________________________

                                          Name: Scott A. MacKillop
                                          Title: President

Dated: November 9, 1998

                                                                         ANNEX I

                            PMC INTERNATIONAL, INC.
                          555 17TH STREET, 14TH FLOOR
                             DENVER, COLORADO 80202

                               ----------------

                         INFORMATION STATEMENT PURSUANT
                       TO SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                               ----------------

       NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED
                 IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                               ----------------

  This Information Statement, which is being mailed on or about November 9, 1998 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 of PMC International, Inc., a Colorado corporation (the "Company") to the holders of shares of the Company's common stock, par value $.01 per share (the "Common Shares") and preferred stock, without par value (the "Preferred Shares"). This Information Statement is furnished in connection with the possible designation by ZACQ Corp., a Colorado corporation (the "Purchaser") and a wholly owned subsidiary of The Ziegler Companies, Inc., a Wisconsin corporation ("Parent"), of persons to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of November 3, 1998 (the "Merger Agreement") among the Company, Parent and the Purchaser.

  Pursuant to the Merger Agreement, among other things, the Purchaser commenced a cash tender offer on November 9, 1998 to purchase all of the issued and outstanding Common Shares at a price of $0.60 per Common Share and all of the issued and outstanding Preferred Shares (together with the Common Shares, the "Shares") at a price of $2.50 per Preferred Share, net to the seller in cash, as described in the Purchaser's Offer to Purchase dated November 9, 1998 and the related Letter of Transmittal (which Offer to Purchase and related Letter of Transmittal together constitute the "Offer"). The Offer is scheduled to expire at 5:00 p.m. Eastern time on Thursday, December 10, 1998, unless extended. The Offer is conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration of the Offer that number of Common Shares and Preferred Shares which, when added to the number of Common Shares and Preferred Shares then owned by Parent and its affiliates, will represent not less than two-thirds of the Common Shares outstanding and two-thirds of the Preferred Shares outstanding, respectively (the "Minimum Condition"). The Merger Agreement also provides for the merger (the "Merger") of the Purchaser with and into the Company as soon as practicable after consummation of the Offer. Following the consummation of the Merger (the "Effective Time"), the Company will be the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company or Parent, or any subsidiary of either, including the Purchaser, or Shares with respect to which dissenters rights are properly exercised under Colorado law) will be converted automatically into the right to receive $0.60 per Common Share or $2.50 per Preferred Share, as appropriate (or any higher price that may be paid per Common Share or Preferred Share in the Offer), in cash, without interest thereon.

  The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer, copies of which are being delivered to shareholders of the Company contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "SEC") as exhibits to the Schedule 14D-9 and as exhibits to the Tender Offer Statement on Schedule 14D-1 of the Purchaser and Parent (the "Schedule 14D-1"). The exhibits to the Schedule 14D-9 and the
Schedule 14D-1 may be examined at, and copies thereof may be obtained from, the regional offices of and public reference facilities maintained by the SEC (except that the exhibits thereto cannot be obtained from the regional offices of the SEC) in the manner set forth in Section 8 of the Offer to Purchase.

  No action is required by the shareholders of the Company in connection with the election or appointment of the Purchaser Designees (as defined below) to the Board. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

  The information contained in this Information Statement concerning Parent, the Purchaser and the Purchaser Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The Schedule 14D-1 indicates that the principal executive office of Parent and the Purchaser is located at 215 North Main Street, West Bend, Wisconsin 53095.

GENERAL

  The Common Shares are the only class of voting securities of the Company entitled to vote for the election of directors. Each Common Share is entitled to one vote. As of October 22, 1998, there were 4,446,828.5 Common Shares (including scrip) outstanding. The Board of Directors of the Company currently consists of 5 members. Each director holds office until his successor is elected and qualified or until his earlier death, resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

  The Merger Agreement provides that, if requested by the Purchaser, the Company will, promptly following the purchase by the Purchaser of at least two-thirds of the outstanding Common Shares of the Company pursuant to the Offer, take all necessary action to cause a number of persons designated by the Purchaser (the "Purchaser Designees") rounded up to the next whole number, to constitute a percentage of the members of the Board of Directors equal to the percentage of Common Shares outstanding owned by the Purchaser and its affiliates, including by accepting resignations of

                                 Annex I Page 2
those incumbent directors designated by the Company or increasing the size of the Board and causing the Purchaser Designees to be elected.

  The Purchaser has informed the Company that it intends to designate one or more of the persons listed below to serve as directors of the Company and that each of such Purchaser Designees has consented to act as a director of the Company, if so designated. To the knowledge of the Company, none of the Purchaser Designees owns any equity securities of the Company.

  It is expected that the Purchaser Designees may assume office at any time following the purchase by the Purchaser of such number of Common Shares which, when added to the number of Common Shares owned by Parent and the Purchaser, represents at least two-thirds of the outstanding Common Shares, which purchase cannot be earlier than December 10, 1998, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least two-thirds of the Board.

  Biographical information concerning each of the Purchaser Designees and the current directors and executive officers of the Company is presented on the following pages.

PURCHASER DESIGNEES

  The names, ages and positions of the Purchaser Designees are listed below:

                NAME           AGE POSITION WITH PARENT OR SUBSIDIARY OF PARENT
                ----           --- --------------------------------------------
      Peter D. Ziegler........  49 Chairman, President and Chief Executive
                                   Officer, Director of Parent and officer and
                                   director of numerous subsidiaries of Parent
      Dennis A. Wallestad.....  36 Chief Financial Officer and Senior Vice
                                   President of Parent and officer and director
                                   of numerous subsidiaries of the Parent
      Richard J. Glaisner.....  56 President and Chief Executive Officer,
                                   Ziegler Investment Division of B.C. Ziegler
                                   and Company and director of certain
                                   subsidiaries of the Parent
      Richard Cogswell........  50 Managing Director--Corporate Finance,
                                   Ziegler Securities Division of B.C. Ziegler
                                   and Company
      Jeffrey C. Vredenbregt..  45 Vice President, Treasurer and Controller of
                                   Parent and officer of numerous subsidiaries
                                   of the Parent
      Thomas M. Trebby........  43 Vice President, GS/2/ Securities, Inc.
      Raymond C. Krieg........  45 Executive Vice President, GS/2/ Securities,
                                   Inc.

  Peter D. Ziegler was elected President of Parent and B.C. Ziegler and Company, a wholly-owned subsidiary of Parent ("B.C. Ziegler and Company"), on April 21, 1986, and became Chief Executive Officer of both companies on January 1, 1990, and Chairman in April 1997. He had previously served as Executive Vice President of Parent since January 1, 1985. Mr. Ziegler is presently a director of West Bend Mutual Insurance Company and Trustmark Insurance Company.

  Dennis A. Wallestad was elected Chief Financial Officer of Parent in 1997. He has also served as Senior Vice President, Chief Financial Officer and a Director of B.C. Ziegler and Company and a Vice President and Director of Ziegler Thrift Trading, Inc., a wholly owned subsidiary of Parent, since April 1997. From November 1996 to April 1997, Mr. Wallestad was Chief Administrative Officer for Calamos Asset Management. From July 1994 to November 1996, he was Chief Financial Officer of Firstar Investment Research Management Company. From September 1991 to June 1994, Mr. Wallestad was an auditor for Arthur Andersen & Co.

                                 Annex I Page 3

  Richard J. Glaisner was elected President and Chief Executive Officer of the Ziegler Investment Division of B.C. Ziegler and Company in 1997. He previously served as President and Chief Executive Officer of Glaisner, Schilffarth, Grande, & Scholl, Ltd. Mr. Glaisner is presently a director of Principal Preservation Portfolios, Inc. and TCF National Bank--Wisconsin.

  Richard Cogswell is Managing Director--Corporate Finance of the Ziegler Securities Division of B.C. Ziegler and Company and has been employed by Glaisner, Schilffarth, Grande, & Scholl, Ltd. for the last five years.

  Jeffrey C. Vredenbregt is Vice President, Treasurer and Controller of the Parent and has been employed by the Parent for more than the last five years.

  Thomas M. Trebby was appointed Vice President of GS/2/ Securities, Inc., a wholly owned subsidiary of Parent, in December 1996. He previously was a principal with Cedar Hill Associates, Inc. from April 1994 to October 1996. Prior to that he was affiliated with Blunt Ellis & Loewi from March 1985 to April 1994 in a variety of positions, including Vice President and Regional Consulting Director.

  Raymond C. Krieg was appointed Executive Vice President--Operations of GS/2/ Securities, Inc. in July 1997. He previously served as President of GS/2/ Securities, Inc. from March 1989 to July 1997.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The names of the current directors and executive officers of the Company, their ages as of November 3, 1998, and certain other information about them are set forth below. As indicated above, some of the current directors may resign effective immediately following the purchase of Shares by the Purchaser pursuant to the Offer.

             NAME         AGE                     POSITION
             ----         ---                     --------
      C. R. Tucker.......  54 Acting Chief Executive Officer
      Scott A.
       MacKillop.........  47 President, Chief Operating Officer and Director
      Stephen M. Ash.....  41 Chief Financial Officer and Treasurer
      Maureen E. Dobel...  39 General Counsel, Corporate Secretary and Director
      J. W. Nevil
       Thomas............  60 Chairman of the Board of Directors
      D. Porter Bibb.....  61 Director
      Emmett J. Daly.....  38 Director

  C.R. "Sonny" Tucker--Acting Chief Executive Officer. Mr. Tucker was appointed on August 24, 1998 to serve as acting Chief Executive Officer of the Company. Mr. Tucker has held positions as Chief Executive Officer of Shell Middle East and Chief Financial Officer/Controller of Shell Offshore Inc. He also worked as Managing Director for Westridge Capital Management and Director Investment Planning of the Shell Oil Retirement and Savings plans.

  Scott A. MacKillop--President, Chief Operating Officer, Director. Mr. MacKillop joined the Company in September 1997 as Executive Vice President and the Chief Operating Officer of the Company, and as President of PMCIS, as Chief Operating Officer of Optima Funds, Inc., a wholly owned subsidiary of PMCIS, and as a member of the Boards of Directors of both PMCIS and

                                 Annex I Page 4

Optima. Mr. MacKillop was appointed to the Board of Directors on October 27, 1997. Mr. MacKillop was appointed President of the Company on August 24, 1998. Mr. MacKillop has been employed by PMCIS since 1992. From 1991 until 1992 Mr. MacKillop served as outside general counsel to PMCIS.

  Stephen M. Ash, CPA--Chief Financial Officer and Treasurer. Mr. Ash joined the Company during the fourth quarter of 1997 as Vice President Finance and Operations. In February, 1998 he was named Treasurer and President of Portfolio Brokerage Services, Inc., the Company's wholly owned subsidiary. He was named Chief Financial Officer in March 1998. Prior to joining the Company, from 1994 until 1997, Mr. Ash was a Senior Operations Manager for Mees Pierson Trust Company, a division of Fortis, located in Curacao, Netherlands Antilles. Mr. Ash has more than ten years experience as a Certified Public Accountant, first as a Senior Manager in the audit department of KPMG--Peat Marwick from 1986 to 1993, and then as a Senior Manager with Ernst & Young from 1993 to 1994, specializing in the audit of off-shore mutual funds, partnerships, and other investment vehicles.

  Maureen E. Dobel--General Counsel, Corporate Secretary and Director. Ms. Dobel joined the Company in September 1995 as Corporate Counsel and was named General Counsel and Corporate Secretary in December 1995. Ms. Dobel was appointed to the Board on March 27, 1998. Prior to joining the Company, Ms. Dobel spent eight years in private practice, specializing in securities, corporate, real estate and transactional matters.

  J.W. Nevil Thomas--Chairman of the Board. Mr. Thomas has been a Director of the Company since July 1995. Since 1970 Mr. Thomas has served as President of Nevcorp, Inc., an investment and financial and management consulting firm. In addition, Mr. Thomas is a director of Bedford Capital Financial Corporation ("Bedford") and is chairman of Bedford Capital Corporation, a subsidiary of Bedford, whose principal business is merchant banking. In addition to being a Director of the Company and of Bedford and its subsidiary as described above, Mr. Thomas is a director of Gan Canada Limited, Reliable Life Insurance Company, Pet Valu Inc., French Fragrances, Inc., Old Republic Insurance and several other private Canadian and American companies.

  D. Porter Bibb--Director. Mr. Bibb became a Director of the Company in October 1995. Mr. Bibb is a Managing Director of Ladenburg, Thalmann & Co., Inc., an investment banking firm. Prior to joining Ladenburg in 1984, Mr. Bibb was a Managing Director of Bankers Trust Company, involved in the start-up of their investment banking operations. Prior to that time, he was Director of Corporate Development for the New York Times. In addition to being a Director of the Company, Mr. Bibb is a Director of East Wind Group, Inc.

  Emmett J. Daly--Director. Mr. Daly became a Director of the Company in February 1997. Mr. Daly is currently Senior Vice President of Corporate Finance of Keefe, Bruyette & Woods, Inc., an investment banking firm that Mr. Daly joined in 1987 as an Associate in the Corporate Finance Department. Before that time he spent two years as Credit Analyst followed by one year as an Assistant Treasurer of Manufacturers Hanover Trust Company.

  During 1997, the Board met six times. Attendance at Board meetings averaged 100% for each of the above directors serving on the Board during 1997.

                                 Annex I Page 5

  The Bylaws of the Company were amended in December 1996 to set the number of members of the Board of Directors at seven. Under subscription agreements with investors in the Company's December 1996 private placement of 1,294,250 Common Shares (the "December 1996 Offering"), those investors are entitled to designate one director and one additional director is to be mutually acceptable to the Company and such investors. The mutually acceptable director is currently Emmett J. Daly. The director position to be designated by the investors is vacant.

  Under a Shareholders Agreement dated December 1996 among Bedford, the Company, Kenneth S. Phillips, the former President and Chief Executive Officer and a former Director of the Company, David L. Andrus, the former Executive Vice President of the Company and KP3, LLC, a Colorado limited liability company ("KP3"), the members of which are Mr. Phillips and a custodian for Mr. Phillips' son, and subsequently terminated as to Mr. Phillips and KP3 in connection with Mr. Phillips' August 24, 1998 resignation, (i) so long as Bedford holds at least 10% of the Company's outstanding Common Shares, it is entitled to designate one director, and (ii) so long as Bedford holds at least 5% of the Company's outstanding Common Shares, Bedford is entitled to designate one additional director. Messrs. Thomas and Bibb currently are the directors designated by Bedford.

COMPENSATION OF DIRECTORS

  During 1997, the Company did not pay its employee directors for attending board meetings. Each of the three outside directors received a $5,000 annual retainer and a $500 fee for each meeting attended. The Company reimburses all of its directors for travel and out-of-pocket expenses in connection with their attendance at meetings of the Board of Directors. In addition, the Company has granted options to the directors as compensation for their services, as follows: On June 7, 1996, Mr. Bibb and Mr. Thomas were granted options to purchase 12,500 Common Shares at an exercise price of $4.00 per share. Such options expire on June 7, 2001 and vest 20% at such time as the average bid and offer price for the Common Shares equals $4.00, $8.00, $12.00, $16.00, and $20.00, respectively, for 20 consecutive trading days. On February 28, 1997, Mr. Daly was granted options to purchase 12,500 Common Shares at an exercise price of $10.00 per share. Such options expire five years from the date of grant and vest 20% at such time as the average bid and offer price for the Common Shares equals $10.00, $14.00, $18.00, $22.00, and $26.00, respectively, for twenty consecutive trading days. On October 27, 1997, Mr. MacKillop was granted options to purchase 12,500 Common Shares at an exercise price of $6.485 per share. Mr. MacKillop's options expire five years from the date of grant and vest 20% at such time as the average bid and offer price for the Common Shares equals $6.485, $10.50, $14.50, $18.50, and $22.50, respectively, for twenty consecutive trading days. On March 27, 1998, Ms. Dobel was granted options to purchase 12,500 Common Shares at an exercise price of $4.75 per share. Such options expire five years from the date of grant and vest 20% at such time as the average bid and offer price for the Common Shares equals $4.75, $8.75, $12.75, $16.75 and $20.75, respectively, for twenty consecutive trading days. All outstanding options have become fully vested and exercisable in connection with the Offer and Merger and, if not exercised, will expire upon consummation of the Merger.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Company's Board has established an Audit Committee, a Compensation Committee and an Executive Committee. The Audit Committee is composed of Messrs. Daly and Thomas, both of whom are independent directors. The functions of the Audit Committee are to recommend to the

                                 Annex I Page 6

Board the appointment of independent auditors, to review the plan and scope of any audit of the Company's financial statements and to review the Company's significant accounting policies and other related matters.

  The Compensation Committee consists of two independent directors who are not employees of the Company. Messrs. Bibb and Daly currently serve as the members of the Compensation Committee. The functions of the Compensation Committee are to make recommendations to the Board regarding the compensation of executive officers and to administer the Company's bonuses and stock option plans. It also makes recommendations to the Board with respect to the compensation of the Chairman of the Board and the Chief Executive Officer and approves the compensation paid to other senior executives.

  The Executive Committee consists of Messrs. MacKillop and Daly. The Executive Committee possesses the powers and discharges the duties of the Board between meetings of the full Board.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

  The following table and related notes contain information concerning beneficial ownership of the Company's Common Shares as of October 22, 1998 by:
(i) each person known by the Company to own beneficially more than five percent of the Common Shares, (ii) each director of the Company, (iii) each Named Executive Officer, and (iv) all directors and executive officers of the Company as a group. Unless otherwise indicated in the footnotes, each shareholder has sole voting and investment power with respect to shares listed in the table. The share amounts in this table reflect Common Shares issuable upon the exercise of outstanding options and warrants, all of which have become fully vested and exercisable as a result of the Offer and Merger and, if not exercised, upon consummation of the Merger will expire (in the case of outstanding options) or will automatically be converted into the right to receive, upon exercise thereof, $.60 per warrant share (in the case of outstanding warrants).

                                                            NUMBER
                                                              OF       PERCENT
          NAME                         ADDRESS              SHARES     OF CLASS
          ----                         -------              ------     --------
C.R. Tucker                555 Seventeenth Street, 14th Fl.       0       --
                           Denver, Colorado 80202
Scott A. MacKillop         555 Seventeenth Street, 14th Fl.  81,250(1)    1.8
                           Denver, Colorado 80202
Stephen M. Ash             555 Seventeenth Street, 14th Fl.  22,000(8)      *
                           Denver, Colorado 80202
Maureen E. Dobel           555 Seventeenth Street, 14th Fl.  27,847(2)      *
                           Denver, Colorado 80202
J.W. Nevil Thomas          Scotia Plaza, Suite 4712          17,500(3)      *
                           40 King Street West
                           Toronto, Ontario M5H 3Y2
D. Porter Bibb             540 Madison Avenue                12,500(4)      *
                           New York, New York 10022
Emmett J. Daly             Two World Trade Center, 85th Fl.  31,250(5)      *
                           New York, New York 10048
Bedford Capital Financial  2nd Floor, Charlotte Has.        708,750(6)  15.73
Corporation                Shirly Street, Box N964
                           Nassau, Bahamas

                                 Annex I Page 7

                                                           NUMBER
                                                             OF       PERCENT
           NAME                        ADDRESS             SHARES     OF CLASS
           ----                        -------             ------     --------
Kenneth S. Phillips         766 16th Street                277,418(7)    6.1
                            Boulder, Company 80302
Bay Pond Partners, L.P.     c/o Wellington Management      406,083(9)   9.13
                            Company, L.L.P.,
                            75 State Street
                            Boston, Massachusetts 02109
Bay Pond Investors          c/o Wellington Management      270,250(9)    6.1
(Bermuda), Ltd.             Company, L.L.P.,
                            75 State Street
                            Boston, Massachusetts 02109
Wheatley Partners, L.P.     80 Cutter Mill Road, Suite 311 401,916(9)   9.01
                            Great Neck, New York 11021
All Officers and Directors                                 193,347      4.20
 as a group (7 persons)

--------
   *Less than 1%.
(1) Includes 75,750 shares underlying presently exercisable options.
(2) Includes 26,754 shares underlying presently exercisable options and 1,093 shares held in the Company's 401(k) plan.
(3) Includes 12,500 shares underlying presently exercisable options and 2,500 shares owned by Mr. Thomas' spouse, Suzanne E. Thomas. Does not include shares owned by Bedford of which Mr. Thomas is a director and a 6.13% shareholder.
(4) Includes 12,500 shares underlying presently exercisable options.
(5) Includes 12,500 shares jointly owed with Regina Daly and 12,500 shares underlying presently exercisable options.
(6) Includes 58,750 shares underlying presently exercisable options or warrants.
(7) Includes 7,313 shares underlying presently exercisable warrants. As of August 24, 1998, Mr. Phillips no longer was an officer or employee of the Company.
(8) Includes 22,000 shares underlying presently exercisable options.
(9) Based solely upon information contained in a Schedule 13D filed with the Securities and Exchange Commission.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  On September 24, 1997, the Company completed the acquisition of PMCIS by acquiring all of the outstanding capital stock of PMCIS from its seven shareholders. Mr. MacKillop was the President and a minority shareholder of PMCIS. The Company paid to the PMCIS shareholders $5.0 million in cash at closing and agreed to make two earn-out payments on the first and second anniversary dates of the closing. In connection with the stock purchase, the Company agreed to indemnify the shareholders against certain claims for a period of 30 months after the closing or, in some cases, for a longer period of time. On November 3, 1998 the Company entered into the First Amendment to Stock Purchase Agreement modifying the payment terms of the first earn-out payment owed to the former PMCIS shareholders. Such payment was due in full on November 6, 1998 and under the modified terms is payable as follows: $500,000 is payable November 6, 1998; $500,000 is due on the earlier of January 6, 1999 or one business day after consummation of the Offer; and the

                                 Annex I Page 8
balance (including interest accruing at 8.5% until November 6, 1998 and 12% thereafter) is due at the earlier of the Effective Time of the Merger or March 31, 1999. If the Company fails to make any of the foregoing payments and does not cure such nonpayment within 5 business days after receiving notice thereof, such nonpayment will constitute a default under the First Amendment to Stock Purchase Agreement, such First Amendment will become null and void, and the rights of the former PMCIS shareholders under the PMCIS acquisition agreement may be enforced to the full extent permitted thereunder.

  On August 24, 1998, the Company entered into a separation agreement with Kenneth S. Phillips, its then-President and Chief Executive Officer, providing for his departure from the Company. That transaction is described under "Employment Agreements."

EXECUTIVE COMPENSATION

  The following table provides certain information concerning compensation paid by the Company and its subsidiaries to the Company's Chief Executive Officer and to the three other executive officers whose salary and bonus exceeded $100,000 in 1997 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                    LONG-TERM
                                        ANNUAL COMPENSATION        COMPENSATION
                                    ------------------------------ ------------
                                                         OTHER      SECURITIES
                             FISCAL SALARY     BONUS     ANNUAL     UNDERLYING
NAME AND PRINCIPAL POSITION   YEAR    ($)       ($)   COMPENSATION  OPTIONS(1)
---------------------------  ------ ------     -----  ------------  ----------
Kenneth S. Phillips(2)        1997  300,865    50,000     *              938
Former President, Chief       1996  252,000       --      *           12,500
Executive Officer             1995  228,124       --      *              -0-
Scott A. MacKillop(3)         1997  206,331(4)                        75,750
President & Chief Operating
Officer
David L. Andrus(5)            1997  292,500    50,000                    -0-
Former Executive Vice         1996  240,000       --                 262,500
President                     1995   40,000       --                     -0-
Vali Nasr(6)                  1997  191,456    20,360                    -0-
Former Chief Financial        1996  129,375     9,640                 12,500
Officer & Treasurer           1995  126,475       --                     -0-

--------
(1) The shares of Common Stock to be received upon the exercise of all stock options granted during the period covered by the Table.
(2) Mr. Phillips' employment with the Company terminated effective August 24,
    1998
(3) Mr. MacKillop joined the Company in September 1997, in connection with the acquisition of PMCIS.
(4) Includes $150,000 in salary received in 1997 from PMCIS for services rendered prior to its acquisition by the Company.
(5) Mr. Andrus' employment with the Company terminated effective January 11,
    1998.
(6) Mr. Nasr's employment with the Company terminated effective January 30, 1998. Subsequently, Mr. Nasr served as a consultant to the Company until mid-March 1998.
*Amount received was less than $50,000 or 10% of total salary and bonus for the year.

                                 Annex I Page 9

  During the year ended December 31, 1997, the Company granted to the Named Executive Officers options to acquire a total of 76,688 shares of Common Stock as set forth in the following table.

OPTION GRANTS IN LAST FISCAL YEAR

                                              % OF TOTAL
                          NUMBER OF SHARES  OPTIONS GRANTED
                             UNDERLYING      TO EMPLOYEES      ($/SHARE)
      NAME                OPTIONS GRANTED  IN FISCAL YEAR(5) EXERCISE PRICE EXPIRATION DATE
      ----                ---------------- ----------------- -------------- ---------------
Kenneth S. Phillips(1)..          938(2)          0.6            6.485        12/31/2002
Scott A. MacKillop......       62,500(3)         51.6            6.485        09/24/2003
                               12,500(4)                         6.485        10/27/2002
                                  750(2)                         6.485        12/31/2002

--------
(1) Mr. Phillips' employment with the Company terminated effective August 24, 1998.
(2) Options were granted on December 31, 1997 and are fully vested.
(3) Options were granted on September 24, 1997 and vest ratably 20% per year over a five-year period commencing September 24, 1998.
(4) Options were granted on October 24, 1997; 2,500 options are vested and 20% of the remainder vest each time the average bid and asked price of the Common Shares equals $4.75, $8.75, $12.75, $16.75 and $20.75, respectively, for twenty consecutive trading days.
(5) Based on an aggregate of 146,826 options granted in 1997 to employees of the Company, including the Named Executive Officers.

  The following table sets forth certain information with respect to the value of options held at December 31, 1997 by the Named Executive Officers. The Named Executive Officers did not exercise any options to purchase Common Shares during 1997.

FISCAL YEAR END OPTION VALUES

                              NUMBER OF SECURITIES
                             UNDERLYING UNEXERCISED    ($) VALUE OF UNEXERCISED
                                    OPTION AT            IN-THE-MONEY OPTIONS
                                    YEAR END                AT YEAR END(1)
                            -------------------------- -------------------------
NAME                        EXERCISABLE  UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                        -----------  ------------- ----------- -------------
Kenneth S. Phillips........     5,938        7,500       $12,500      $18,750
David L. Andrus............   193,750(2)         0       $71,250            0
Scott A MacKillop..........     3,250       72,500       $    49      $ 1,088
Vali Nasr..................    12,500(3)         0       $31,250            0

--------
(1) The closing price for the Common Shares as reported on the Nasdaq National Market on December 31, 1997 (the last day of trading in 1997) was $6.50. Value is calculated on the basis of the difference between the option exercise price and $6.50, multiplied by the number of Common Shares underlying the option.
(2) As of April 11, 1998, options to purchase 23,750 shares expired.
(3) As of April 30, 1998, options to purchase 12,500 shares expired.

EMPLOYMENT AGREEMENTS

  The Company had employment agreements with Mr. Phillips, its former President and Chief Executive Officer and with Mr. Andrus, its former Executive Vice President, both of which have

                                Annex I Page 10
been terminated. PMCIS had an employment agreement with Mr. MacKillop, the Executive Vice President and Chief Operating Officer of the Company, that has been terminated and replaced by an employment agreement between Mr. MacKillop and the Company.

  The employment agreement with Mr. Phillips was dated July 26, 1995 and was terminated effective August 24, 1998 upon Mr. Phillips's resignation as President, Chief Executive Officer and Director of the Company. The Company entered into a separation agreement with Mr. Phillips effective August 24, 1998 whereby the Company agreed to make severance payments to Mr. Phillips in an amount of $50,000 for two months and $25,000 per month for an additional 23 months in lieu of the severance payments required under Mr. Phillips' employment agreement. The separation agreement restricts Mr. Phillips from competing or interfering with the Company's activities during the 27-month period after his termination or from disclosing or utilizing proprietary information.

  The employment agreement with Mr. Andrus was dated July 26, 1995, was amended in December 1996 and was terminated effective January 11, 1998. In August 1998, the Company settled a dispute with Mr. Andrus concerning his entitlement to severance under his employment agreement and entered into a settlement agreement that provides for severance payments to Mr. Andrus.

  The employment agreement with Mr. MacKillop was dated September 23, 1997. PMCIS had the right to terminate the agreement at any time after the one-year anniversary of the date of the agreement by giving six months' prior written notice. In connection with the Offer and Merger, Mr. MacKillop agreed to terminate the employment agreement with PMCIS and, on November 3, 1998, Mr. MacKillop and the Company entered into an employment agreement. This new agreement provides for a one-year term and a minimum salary of $240,000 that the Company may augment with performance-based increases as established in the Company's discretion, and participation in the Company's other benefit plans. In addition, the new employment agreement provides that if payment in full of the 1998 earn-out payment due under the PMCIS acquisition agreement is not paid in accordance with the PMCIS acquisition agreement, as amended, then the Company will pay Mr. MacKillop $250,000 on the earlier of April 2, 1999 or two business days after the consummation of the Merger.

CHANGE IN CONTROL SEVERANCE AGREEMENTS


  In May 1998, the Company entered into Change in Control Severance Agreements with Mr. MacKillop, Mr. Ash and Ms. Dobel (for purposes of their respective agreements, each the "Executive"). Each of these agreements provides that if a Change in Control (as defined in each such agreement) occurs, and before the two-year anniversary of the Change in Control or the Executive's 65th birthday, whichever comes first, (i) the Executive's employment is terminated by the Company or any of its subsidiaries (unless such termination is for cause or because Executive becomes permanently disabled and begins to receive disability benefits pursuant to the long-term disability plan in effect for, or applicable to, the Executive immediately prior to the Change in Control), or (ii) if the Executive terminates his or her employment with the Company or any of its subsidiaries for Good Reason (as defined in each such agreement), then Executive will be entitled to (x) a cash payment payable during each month of the Continuation Period (twenty-seven months following termination of employment for Messrs. MacKillop and Ash, and twelve months following

                                Annex I Page 11
termination of employment for Ms. Dobel) in an amount equal to 1/12 of the sum of the Executive's annual base salary and the average of the Executive's annual bonus over the preceding three fiscal years, (y) a lump-sum cash payment which the Company will pay within ten business days after the expiration of the Continuation Period equal to the Company matching contributions that would have been made under the Company's 401(k) savings plan(s) on the amounts described in the preceding clause (x) if the Executive had continued in employment and participated to the fullest extent under such plan(s), and (z) during the Continuation Period, the Company will arrange to provide the Executive with continued medical, group life, and dental benefits substantially similar, and subject to the same employee contribution requirement, to those that the Executive was receiving or entitled to receive immediately prior to the date his or her employment is terminated.

  In addition to the foregoing general terms, Mr. MacKillop's Change in Control Severance Agreement also provides that if a Change in Control occurs, then Mr. MacKillop may terminate his employment with the Company or any of its subsidiaries for any reason, or without reason, during the sixty-day period immediately following the first anniversary of a Change in Control giving rise to a right to severance compensation. Pursuant to the employment agreement entered into as of November 3, 1998 between the Company and Mr. MacKillop, Mr. MacKillop's Change in Control Severance Agreement was terminated.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

  Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Shares and other equity securities of the Company. Officers, directors and greater-than-ten-percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

  The Company believes that during the year ended December 31, 1997, the following officers, directors or 10% holders of its Common Shares filed late reports, failed to report transactions on a timely basis or failed to file a form required under Section 16 of the Exchange Act: Kenneth S. Phillips, Scott
A. MacKillop and J.W. Nevil Thomas, each failed to timely file one required report. In each case, an appropriate report was subsequently filed with the SEC.

                                Annex I Page 12